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                                                                       EXHIBIT A


                                                                  August 5, 1999


The Securities Authority  The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.    54 Ahad Ha'am St.           97 Yafo St.
Jerusalem 95464           Tel Aviv 65202              Jerusalem 91007

Fax: 02-6513940           Fax: 03-5105379

Dear Sirs,

          Re:  Koor Industries Ltd. (Company No.  52-001414-3)
               Immediate Report No. 31/99

Koor Industries Ltd. ("Koor") hereby gives notice as follows:

As part of Koor's business strategy to focus on its core business, and sell off its holdings in the companies which are not part of its core business strategy, the following transactions have taken place: -

1. Following our immediate report dated July 12, 1999 (see copy attached), Koor announces that yesterday afternoon it completed the transaction to sell its holdings in Koor Metals Ltd. - the shares were transferred, the consideration was received and Koor was released from its guarantees.

2. In addition, as part of the above mentioned strategy - Koor announces that an agreement has been signed to sell all of Koor's holdings (approx. 75%) in Phoenicia Glass Works Ltd. (hereby: "Phoenicia") to 3I - Investment in Industry, for the total amount of NIS 6,000,000 and the release of Koor from all its third party guarantees made on behalf of Phoenicia, totaling approx. NIS 36 m.

CPI - Consumers Packaging Inc. (which currently holds 25% of Phoenicia) has the right of first refusal to purchase Koor's holding in Phoenicia (instead of 3I - Investment in Industry) at the abovementioned terms, within 30 days.


                                        Yours sincerely,



                                        Adv. Shlomo Heller
                                        Legal Counsel and Company Secretary
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                                                                   July 12, 1999


The Securities Authority  The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.    54 Ahad Ha'am St.           97 Yafo St.
Jerusalem 95464           Tel Aviv 65202              Jerusalem 91007

Fax: 02-6513940           Fax: 03-5105379

Dear Sirs,

          Re:  Koor Industries Ltd. (Company No. 52-001414-3)
               Immediate Report No. 29/99

Koor Industries Ltd. ("Koor") hereby gives notice as follows:

On Sunday, July 11, 1999, an agreement was signed for the sale of all of Koor's holdings in Koor Metals Ltd. to Accord Technologies Holdings (1999) Ltd., in consideration of NIS 10,750,000 (linked), and the release of Koor from all of its guarantees in favor of Koor Metals Ltd. and its subsidiaries to banks and third parties, in the amount of approximately NIS 34 million.

The closing date of the transaction was fixed at not later than 30 days after the date of signature of the agreement.

                                        Yours sincerely,



                                        Adv. Shlomo Heller
                                        Legal Counsel and Company Secretary